Mail Stop 4561

July 11, 2006

Steven M. Williams, Chief Executive Officer
GlobalTel, Inc.
7999 North Federal Highway, Suite 401
Boca Raton, FL 33487

> **RE: GlobalTel, Inc.**
> **Registration Statement on Form SB-2**
> **Commission File No. 135585**
> **Date Filed: July 3, 2006**

Dear Mr. Williams:

  This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we refer you to the following:

Independent Auditor's Report, page F-1

1. The auditor's report must refer to PCAOB standards instead of "auditing standards generally accepted in the United States of America." We refer you to "PCAOB Staff Views Staff Questions and Answers: Audits of Financial Statements of Non-Issuers Performed Pursuant to the Standards of the Public Company Accounting Oversight Board" issued June 2004. Please confirm that any additional audit procedures performed in order to comply with the PCAOB standards were limited to complying with Auditing Standards No. 3 – Audit Documentation. That is, since the auditor is not register with the PCAOB and the company is an issuer since it filed a registration statement, the nonregistered firm cannot perform substantial auditing procedures. For example, the audit report must remain the same without any dual dating or updating of the audit report as a result of additional audit procedures. Refer to SEC Regulations Committee – June 15, 2004 – Joint Meeting with the SEC Staff: Section VI(A).

Note 1 – Organization, page F-6

2. Explain why you believe that your company is a development stage entity subsequent to the acquisition of the VOIP assets from IMT. We note that during the interim period that you have reported revenue from the sale of products that do not appear to be "minimal." Tell us whether your principal operations have commenced.

Note 7 – Related Party Transactions, page F-12

3. We note that you purchased assets related to the development of your VOIP business from IMT. Please explain why the purchase qualifies as an asset purchase instead of an acquisition of a business. We refer you to Article 11-01(d) of Regulation S-X for guidance on the definition of a business. If the assets do represent a business, tell us how you comply with Item 310(c) of Regulation S-B. You should also address whether the acquisition qualifies as a business as defined in paragraph 9 of SFAS 141 using EITF 98-3. In addition, provide us with the ownership interest of IMT in both the company and the VOIP business prior to the acquisition. Indicate the ownership interest obtained by IMT in the company as a result of this acquisition. In this regard, please identify the accounting acquirer in this acquisition using paragraph 17 of SFAS 141.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Any questions may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Jonathan Reisman, Esq. (by facsimile)
        (928) 569-8195

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